 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 27, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: March 27, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

27 March 2009

ANNOUNCEMENT FOR IMMEDIATE RELEASE

SMITH & NEPHEW PLC

DOCUMENTS FOR VIEWING

Copies of the Annual Report and Accounts for the year ended 31 December 2008 and the Notice of Annual General Meeting of Smith & Nephew plc have been sent to the UK Listing Authority and will be available for viewing shortly at the Document Viewing Facility which is located at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London
E14 5HS
Tel +44 (0)20 7066 1000

Copies of the 2008 Annual Report and Accounts and Notice of Annual General Meeting are also available on the Smith & Nephew website at  www.smith-nephew.com/investors  and in hard copy to shareholders and ADR holders upon request to Investor Relations, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA.

PR Chambers
Company Secretary